GOLDPOINT RESOURCES, INC.
1001 North America Way, Suite 201
Miami, FL 33132

July 2, 2009

United States Securities and Exchange Commission
Washington, D.C. 20549 - 4628
Mail Stop 4628
Attn: Mr. Chris White
Branch Chief
Division of Corporate Finance

Re:           Goldpoint Resources, Inc.
Item 4.01 Form 8-K/A

Filed June 18, 2009
File No. 000-53452

Dear Mr. White:

This refers to your letter of June 22, 2009 addressed to Mr. Prader of Goldpoint Resources, Inc. (the “Company”).  We have responded to your questions by amending the disclosure provided by the Company under Item 4.01, Changes in Registrant’s Certifying Account, which Item is being amended and restated in its entirety.  As part of this amendment, the Company is also filing a replacement for Exhibit 16.1, Letter from Accountants.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Steven G. Weisman Steven G. Weismann Chief Operating Officer